 Exhibit 99.1

Long-term Complete Response to Can-Fite’s Namodenoson in Patient with Advanced Liver Cancer: Article Published in a Leading Scientific Journal

PETACH TIKVA, Israel, April 25, 2024 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CANF), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address oncological and inflammatory diseases, today announced it published an article in the Experimental and Therapeutic Medicine Journal, titled “Long-term complete response to namodenoson in liver cancer with Child-Pugh B cirrhosis: A case report” (Link). The patient participated in the Phase II Liver Cancer Study and has been treated with namodenoson for >7 years under compassionate use program.

The article describes a patient with advanced liver cancer that was enrolled in the former Can-Fite Phase II study, continues to receive treatment with namodenoson, and has now an overall survival of >7 years, with disappearance of ascites, normal liver function, good quality of life and defined as a long term complete response.

Liver Cancer designated as hepatocellular carcinoma (HCC), is a major global health problem due to its incidence, associated mortality, and lack of effective treatment modalities, particularly for patients with advanced hepatic dysfunction known as disease stage Child Pugh B.

Can-Fite has received agreement from both the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA) on a pivotal Phase III clinical study which is now enrolling patients in Israel, Europe and the US in which = Namodenoson is being evaluated as a 2nd or 3rd line treatment for CPB7 patients in whom other approved therapies have not been effective. The study design includes a pre-planned interim analysis by an Independent Data Monitoring Committee (IDMC) upon enrollment of 50% patients.

Namodenoson has Orphan Drug status with both the FDA and EMA, as well as Fast Track Status with the FDA for the treatment of HCC. A compassionate use program has been ongoing in Israel and Romania.

“There is a market need for a safe and effective treatment of patients with advanced liver disease, defined as CPB7 where we believe Namodenoson has an advantage with its anti-cancer and liver protective effect. The complete response of this patient is a testimony for the potential efficacy of Namodenoson and we are optimistic that more patients in the current Phase III study will respond in a similar way,” stated Can-Fite CEO Motti Farbstein.

According to the American Cancer Society, liver cancer accounts for more than 700,000 deaths globally each year. HCC is commonly aggressive with poor survival rates. As new drugs that effectively and safely treat HCC are developed and approved, the market for HCC treatments is estimated by Delveinsight to reach $3.8 billion by 2027 for the G8 countries.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson was evaluated in Phase II trials for two indications, as a second line treatment for hepatocellular carcinoma, and as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company's lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis and is expected to commence a pivotal Phase III. Can-Fite's cancer and liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment metabolic dysfunction-associated steatohepatitis (MASH), a Phase III pivotal trial for hepatocellular carcinoma (HCC), and the Company is planning a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.canfite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114